

July 3, 2012

<u>Via E-mail</u>
Edward H. Murphy
President and Chief Executive Officer
IZEA, Inc.
150 N. Orange Avenue
Suite 412
Orlando FL 32801

> **Re:** **IZEA, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 6, 2012**
> **File No. 333-181916**

Dear Mr. Murphy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that your cover letter indicates that you have held preliminary discussions with an investment banking firm in connection with this offering. With your next amendment identify the underwriter for the offering or revise your document to clearly reflect that this is a self-underwritten offering. If Aegis Capital Corp is acting as your placement agent, explain the basis for your determination that Aegis would not be deemed an underwriter.

2. Please expand your disclosure in the prospectus summary of each prospectus to prominently disclose the concurrent offerings contemplated by this registration statement.

3. Please make the revisions requested in our comments to both the primary and selling shareholder prospectuses, as applicable.

4. Because the offering by the company is a best efforts, no minimum offering, please revise the prospectus cover page, dilution and management's discussion and analysis sections to reflect the sale of varying amounts of the total amount being offered. At a minimum, revise your disclosure to show the impact of 10%, 50% and 100% of the shares being sold.

Prospectus Summary, page 1

5. Clearly highlight throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, the company may receive no proceeds and or very minimal proceeds from its offering.

Our Premier Platforms, page 1

6. Please expand your disclosure to clarify, with respect to each platform, whether advertisers have the ability to review and/or modify publishers' content before it is published.

7. Clarify your reference to "legal compliance" and indicate whether this includes any legal issues in addition to the FTC compliance discussed therein.

8. Please expand your disclosure to specify the actions you perform when you manage the advertising campaigns for your advertisers.

Our Growth Strategy, page 6

9. Please provide the basis for your assertion that your platforms are "poised for significant revenue growth."

10. Please disclose the financial terms of your agreement with UTV, including the portion of the revenue from the co-branded service that you receive.

Business Risks and Uncertainties, page 6

11. Expand your disclosure to address (i) the impact the concurrent selling shareholder offering may have on your primary offering and ability to raise proceeds, (ii) the risks associated with the fact that your stock is not listed on a national securities exchange, and (iii) the risks associated with your senior secured promissory note.

Risk Factors, page 10

12. Please provide a risk factor that discusses the potential impact the concurrent offering by the selling shareholders may have on the ability of the company to sell its shares. Your

Edward H. Murphy
IZEA, Inc.
July 3, 2012
Page 3

disclosure should include, but not be limited to the risk that the shares offered in your secondary offering may be offered at prices below the primary offering, thereby decreasing the demand for your primary offering and reducing your proceeds.

13. We note your disclosure on page 19 that you intend to utilize investor relations campaigns to create investor awareness of your business. We also note your disclosure on page 31 that you spent on $1,216,000 investor relations activities in 2011. Please include a new risk factor addressing the significant costs associated with these continued activities, in light of your on-going net losses.

14. Please add a risk factor disclosing the risks associated with your senior secured promissory note discussed on page 34, including the risk that the holders may convert all or any portion of the note into securities of the company (including, in some circumstances, at a conversion price equal to 90% of the closing price of your common stock), and the resulting dilutive effect such conversion would have on your existing stockholders.

15. We note your risk factor disclosure on page 23 of your Form 10-Q for the fiscal period ended March 31, 2012 regarding the notice of default you received with respect to the lease in your Orlando office space. If applicable, please include risk factor disclosure regarding this default.

"Our SMS business is subject to the risks associated with word-of-mouth advertising and endorsements…" page 13

16. Please expand this risk factor to identify any risks associated with you or your publishers using targeted advertising practices or compiling and/or using information concerning consumer behavior. Further, detail the practices to which you refer in the last sentence of this risk factor that are most at risk for negative consumer perception "of the practice of undisclosed compensation of social media users to endorse specific products" and how exactly your business could be adversely impacted, including material adverse effects on your business and results of operations.

"Investor relations activities, nominal "float" and supply and demand factors…," page 19

17. Please explain the nature of the investor awareness activities your investors may engage in.

18. Please expand your disclosure to clearly state the risk that the activities described in this risk factor may subject you to liability under the Securities Act of 1933.

Management's Discussion and Analysis…, page 27

19. Please expand your disclosure to explain how you expect to increase your revenue by

over 100% in 2012, as referenced on page 10.

Revenues, page 28

20. Please explain your reference to "customer conversions" and explain how they resulted in your revenue growth.

Operating Expenses, page 29

21. Please correct your reference to "the year" ended March 31, 2012.

Operating Expenses, page 31

22. We note your reference to $1,216,000 in investor relations costs in 2011 and your statement that you expect that your professional fees will continue to increase as you expand your reporting and investor relations efforts as a public company. Please expand your disclosure to clarify whether you expect to conduct an investor marketing campaign of similar magnitude and expense in future periods.

Liquidity and Capital Resources, page 31

23. Tell us where you disclosed your May 11, 2012 conversion of 25 preferred shares to 757,575 common shares, similar to your disclosure on page 19 of your March 31, 2012 Form 10-Q.

24. Please expand your disclosure to quantify the anticipated expenses with respect to your expansion into Europe (as discussed on page 6) and address how these expenses will impact your liquidity and capital resources in future periods.

Our Platforms, page 35

25. Please clarify your reference to the approximately 50 million "impressions" each month with respect to IZEAMedia.

Customers, page 39

26. Please expand your disclosure to address the manner in which you compensate advertising or public relations agencies. For example, do they obtain a percentage of the revenue generated from the transaction?

Revenue Model, page 42

27. Please disclose any trends with respect to gross margin and revenues with respect to each of your different platforms.

28. We note your statement that you derive some revenue from early cash out fees if a publisher wishes to be paid sponsorship fees without having met "certain minimum balance thresholds." Please expand your disclosure to explain the purpose of these thresholds and how they are used.

Government Regulation, page 43

29. Expand your disclosure to explain how your management of advertising campaigns on your platforms increases your exposure to the FTC and state rules on advertising and marketing.

30. Further expand how exactly you "encourage honesty of opinion in the selection of endorsements by a publisher" and how you "encourage advertisers to create opportunities that allow the publisher to write the endorsement in their own words." Please tell us how endorsements that are not written by the publisher comply with the FTC guides. Provide us with sample screen shots of same.

31. We note that the CAN-SPAM Act has recently been applied to postings on Facebook (see *Facebook, Inc. v. Maxbounty, Inc.,* No. CV-10-4712-JF, 2011 WL 1120046 (N.D. Cal. Mar. 28, 2011*).* Please tell us whether this application of the CANSPAM Act has any impact on your business platform.

32. We note your statement that you have established codes of ethics for your platforms which include "one or more" of the items specified on page 44. Please revise your disclosure to more clearly disclose which of your platforms has a code of ethics with each of the identified items. If a platform doesn't contain a specified item, please explain why it does not. In addition, disclose whether (and how) you distribute your codes of ethics to advertisers and publishers.

33. Please tell us how and when you provide the FTC Survival Guide and IZEA University to your advertisers and publishers. If they are available on your website, please provide us with the relevant web address and tell us how you inform your advertisers and publishers about them.

Principal Stockholders, page 52

34. Please expand your disclosure in footnote 1 of this table to indicate what contractual arrangement or documents provide for the 4.99% ownership limitation discussed therein.

35. We note your disclosure that as of June 1, your executive officers and directors owned 37.8% of your outstanding shares of common stock. However, we also note the disclosure on page 23 of your Form 10-Q for the fiscal period ended March 31, 2012 that as of May 14, 2012, your executive officers and directors beneficially owned

approximately 47% of your outstanding common stock. Please explain what additional issuances of stock or other transactions resulted in this change in ownership.

Certain Relationships and Related Transactions, page 54

36. Please identify the existing shareholders to whom you issued a senior secured promissory note.

Selling Stockholders, page SS-50

37. We note your statement that no material relationships have existed between any of the selling stockholders and you within the last three years "except as described above." Please expand your disclosure to clarify the relationships you are referencing.

38. We note you are registering for resale 10,968,960 shares of common stock which represent a significant portion of your non-affiliate shares.   Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be an indirect primary offering. Please provide a detailed analysis of why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i). Please tell us what percentage the shares being registered on behalf of the selling shareholders represent of your outstanding shares not held by affiliates. Also, provide this percentage for the amount being offered by each selling shareholder and that shareholder's affiliates. Disclose how you arrived at the percentages.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Shultz, Staff Accountant, at 202-551-3628 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Staff Attorney, at 202-551-3367, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Spencer G. Feldman, Esq.